June 24, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC

Amendment No. 3 to Registration Statement on Form S-4

Filed June 10, 2022

File No. 333-262465

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 23, 2022, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on June 10, 2022.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Form S-4 (the “Amendment No. 4”), which reflects the Company’s response to the comments received from the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form S-4

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed..., page 137

1.	We note in your response to prior comment 2 that the holders of the Rubicon Class B Units will appoint the majority of the board members of New Rubicon. Please disclose that the holders of Rubicon Class B Units (“NCI”) will have the right to cause Rubicon to redeem these units, together with an equal number of Domestication Class V Common Stock, in exchange for an equal number of shares of Domestication Class A Common Stock or cash. If true, also disclose that under all scenarios, i.e. whether or not it is within New Rubicon’s control, a cash redemption is contractually limited to the net cash proceeds received from a new permanent equity offering or advise us.

Response: The Company acknowledges the Staff’s comment and has revised page 137 of Amendment No. 4 to disclose the nature of the redemption feature and the limitations related to cash redemptions, as requested. The Company has also revised pages Annex D-31 and Annex D-39 of the form of Eighth Amended and Restated Limited Liability Company Agreement of Rubicon Technologies Holdings, LLC that is included as Annex D to Amendment No. 4 to clarify that any cash redemption is contractually limited to the net cash proceeds to be received from a new permanent equity offering.

Management's Discussion and Analysis
Components of Results of Operations, page 179

2.	We note your response to prior comment 4. Based upon your discussion of pro forma adjustments (i) and (ff), it appears that you also expect to recognize $35 million in management incentive compensation upon closing of the merger. Please revise your MD&A to also address the expected impact of this incentive compensation on your results of operations in future periods.

Response: The Company acknowledges the Staff’s comment and has revised page 180 of Amendment No. 4 to address the expected impact of incentive compensation on New Rubicon’s results of operations in future periods.

General

3.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff's comment and has revised its disclosures on pages 155 and 212 of Amendment No. 4 to address the Staff's comment.

The Company would like to further inform the Staff that except as disclosed herein and on page 212 of Amendment No. 4, the officers, directors, director nominees, members of the Sponsor, and all other individuals or entities associated with the Business Combination are located in the United States and have no significant ties to a non-U.S. person. As such, investors will be able to effect service of process and enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws.

As disclosed on revised page 212 of Amendment No. 4, Jose Miguel Enrich and the Guardians of New Zealand Superannuation are expected to be greater than five percent beneficial owners of the post-Business Combination company, as a result of their existing beneficial ownership in Rubicon Technologies, LLC. Additionally, Andres Chico, an existing member of the Rubicon board and expected initial director of the post-Business Combination company, has certain pecuniary interests in certain of the entities controlled by Mr. Enrich.  All three are non-U.S. persons and we have updated disclosure on page 212 of Amendment No. 4 to disclose such persons’ nationality. Notwithstanding their status as non-U.S. persons, we do not believe that their role or beneficial ownership or pecuniary interests will trigger any regulatory review or regulatory consent right, either from CFIUS or any other regulatory/governmental agency, as none of the parties (other than Mr. Chico’s expected election as a Class III director) will (a) control the post-Business Combination company, (b) have a board appointment/nomination right or board representative, (c) have informational or access rights, or (d) otherwise have involvement in substantive decision-making outside of their ability to vote their respective securities.  Moreover, these non-U.S. persons are current owners of private Rubicon.

As such, we do not believe that we will have any additional risks that result from having significant ties to a non-U.S. person, such as the risk of being subject to review by CFIUS, the risk that results from the additional time necessary for governmental review of the transaction, or the risk of the Business Combination ultimately being prohibited due to us having significant ties to a non-U.S. person, which could require us to liquidate and could result in investors losing their investment opportunity in the target company, losing any price appreciation in the post-Business Combination company, and result in the warrants expiring worthless.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC